

April 8, 2014

Via E-mail
Craig F. Maier
President and Chief Executive Officer
Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, OH 45206

      Re: Frisch's Restaurants, Inc.
              Form 10-K for the Fiscal Year Ended May 28, 2013
              Filed August 5, 2013
              File No. 001-07323

Dear Mr. Maier:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Susan Block

              Susan Block
              Attorney-Advisor